

September 18, 2020

Christopher Meyer
Chief Financial Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

> **Re: Bloomin' Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2019**
> **Filed February 26, 2020**
> **File No. 1-35625**

Dear Mr. Meyer:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc: Lori Lyn Miklavic